Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: December 17, 2021

Transcript from a discussion at Scaling Quantum Computing: Fireside Chat with Rigetti and Supernova II Hosted by IPO Edge and Palm Beach Hedge Fund Association

Participants

•	Dr. Chad Rigetti, CEO and founder of Rigetti Computing

•	Taryn Naidu, COO of Rigetti Computing

•	Michael Clifton, CFO of Supernova Partners Acquisition Co. II

•	John Jannarone, Editor-in-Chief at IPO Edge

•	Jarrett Banks, Editor-at-Large at IPO Edge

John Jannarone:

Good afternoon. Thank you for joining. I’m John Jannarone, editor and chief of IPO Edge, hosting today’s event with my colleague, Jarrett Banks, who you’ll meet momentarily. We have an exciting business to discuss today, which is Rigetti Computing going public through a merger with Supernova Partners Acquisition Co II. We have three guests, which I’m excited about today. We have the man himself, Dr. Chad Rigetti, who’s the CEO. We also have Taryn Naidu, who is the COO, and we have Michael Clifton, the co-founder and CFO of Supernova Partners Acquisition Company II, which of course is listed on NYSE under the ticker SNII.

Before you meet today’s guests, I want to do a little housekeeping. We love to get questions from the audience. That’s what makes our events special. We’ll address those in the second half of the hour. The easiest thing to do is to put those questions directly into the Zoom portal. We’ll read them out loud and let our guests address them later on. You can additionally send an email to us at editor@ipo-edge.com with any questions before or after the event ... I’m sorry, during or after the event. And lastly, if you’d like to watch a replay, you can just look up the ticker SNII on Yahoo Finance or on your Bloomberg terminal. You’ll see it there. Or you go to our homepage, and it’ll be right at the top later this afternoon. With that, I’d like to play a short video to give you an overview of this exciting company, Rigetti Computing. Here we go.

Speaker 1:

At Rigetti, our mission is simple. Build quantum computers that have the power to change the world, machines that can help tackle climate change, accelerate the development of cures for previously untreatable diseases, and reduce financial risks to enhance global prosperity for everyone. Problems that would take even the most advanced classical computers decades to solve could one day be solved in seconds. How? Instead of being restrained by bits and bytes, our quantum computers harness quantum mechanics, the same rules that govern the building blocks of nature, to exponentially reduce the time and energy needed for high-impact computing. Sound too good to be true? It used to be, but in 2013, visionary founder Chad Rigetti developed an approach that could accelerate the creation of practical quantum computers and their application to solve real-world problems. He launched the world’s first company focused exclusively on gate-model quantum computing, and Rigetti Computing was born.

Since then, Rigetti’s world-class scientists and engineers have pioneered many of the technologies needed to make practical quantum computing a reality. Building the world’s first captive quantum chip foundry, inventing the hybrid quantum classical infrastructure to run real-world applications, launching a publicly available quantum cloud services platform, and demonstrating the first chemically accurate simulation on a cloud quantum computer, we’ve been on the leading edge from the beginning, and now after eight years of focused innovation, Rigetti is launching the world’s first multi-chip quantum processor. This proprietary technology solves key scaling challenges and is poised to deliver a quantum advantage over today’s high-performance computers. Industry leaders and governments around the world have recognized Rigetti’s leadership and the significant potential of quantum computing. They’re choosing to deeply partner with Rigetti to develop better, faster, and more cost-effective solutions to the most important computational challenges. Today, we’re on the brink of positive transformational change that only quantum computing can bring. The future is here, and it’s powered by Rigetti.

John Jannarone:

All right. Great, very exciting stuff. I can’t wait to dig deeper into this. Before we talk to the gentlemen from the company itself, I’d first like to bring Michael Clifton on stage here. Michael, thank you for joining.

Michael Clifton:

Right, thanks, John. Excited to be here and talk with everybody about Rigetti.

John Jannarone:

Great.

Michael Clifton:

So just real quickly on Supernova II, kind of who we are and how we came to this opportunity, there are four of us at Supernova. It’s a combination ... We call it the three-legged stool. It’s a combination of tech operating expertise, public market expertise, and private equity expertise. So my first partner is Spencer Rascoff, who’s the co-founder and longtime CEO of Zillow, co-founded Hotwire, co-founded Pacaso, kind of prolific tech investor now. Our second partner is Alex Klabin, who co-founded Senator, the hedge fund, so he has tremendous public market experience and invested in IPOs and private companies and particularly around tech, and third partner, Robert Reid, long-time senior partner at Blackstone with technology investing background. And then I myself have spent my career in private equity, most recently helping to lead tech and business services investing at the Carlyle Group.

So Supernova II, we are tech focused. It is also focused on enterprise solutions, and so Rigetti fit squarely within what we set out to invest in and find a good merger partner with. I do have a background in semiconductors from my prior investing days and have long followed quantum. And over the last several years, quantum has moved to a place where we now believe it is the right time to invest heavily behind the winners in the space, and we clearly think Rigetti’s going to be going to be one of those. And around that, there are different ways to do quantum computing, and we think superconducting will be the winner. We think that Rigetti is clearly one of the leaders in superconducting, and it’s the only pure-play way to get an exposure to it. So with all of that, we got really excited about the opportunity. We love the team, what they’ve accomplished so far, and we’re really excited about their future.

John Jannarone:

Well, Michael, that was comprehensive. I think with that, we’re going to bring on Chad. Jarrett, you want to take it away from here? And I’ll return shortly.

Jarrett Banks:

Thank you, John. Yes. Welcome Chad Rigetti, CEO of Rigetti, as well as Taryn Naidu, the COO. Chad, we’ll start with you. Tell us about yourself. Now, you’re an entrepreneurial quantum physicist. What was the path like for you and your company?

Chad Rigetti:

Thanks, Jarrett, and thanks, John, and great to be here. I learned about quantum computing about 20 years ago, and at that point, it was much more of a concept than a technology. And I got so excited about the potential applications of this technology and the opportunity to have a positive impact on the world and to really develop the next generation of transformative computing technology that could drive the economy forward like Moore’s law has for the past 60 or 70 years. That was about 20 years ago, and I have focused on this technology substantially my entire adult life.

I got really excited about a particular aspect and direction in quantum computing, which is called superconducting qubit technology, and chose to study that and pursue that as a PhD at Yale University. I was an early member of the quantum computing team at IBM research in Yorktown Heights and helped really build up the team and the effort at IBM to engage in the early phases of the industrialization of quantum computing technology, if you will, in the early 2010s.

And I started Rigetti because there’s an opportunity in quantum computing today and what I saw in 2013 to build a vertically integrated business, focusing at the chip level but going all the way through cloud delivery of the power of quantum computing to end users, end customers to unlock that power as an economic force and to bring that to the broad commercial market. We built Rigetti up over the past eight years to one of the global leaders in an incredibly competitive and exciting industry. We’re just thrilled about the next steps and taking the company public through the partnership with Supernova.

Jarrett Banks:

Fantastic. Now, I’ve read several articles about quantum computing. I’m still not quite sure I could explain it to someone. It’s very scientifically complex for investors to understand. Can you start off by explaining what makes quantum computers so powerful, and what kind of applications and markets will be opened up here?

Chad Rigetti:

Quantum computing is one of the most transformative emerging technologies in the world today. These machines leverage a more fundamental theory of nature, quantum mechanics, to encode and represent information. Quantum computers encode information in quantum bits rather than traditional bits. Quantum bits can simultaneously represent both 0 and 1. As a result, quantum computers themselves have the ability to solve problems by evaluating solutions to those problems simultaneously rather than having to do so sequentially as with all classical computing technology. Now, this technology is evolving very, very rapidly, and today, with Rigetti quantum computing systems, for the first time, we’re really able to solve and address problems at a practical scale. So the machines that we have been able to build are large enough and performant enough, we’re able to represent, encode, and solve practical problems for the first time. This is a really exciting phase in the industry.

Now, the applications of quantum computing are going to be broad and deep across many industries. The way I usually think about it is any organization, whether it’s public sector or private sector, that today is using advanced computing or leverages advanced computing as part of its competitive strategy or core operations is going to be impacted by quantum in the next decade. And many organizations for whom those computational challenges or advantages are existential are leaning in today and developing quantum computing capabilities and beginning to apply quantum computing within their core business.

Some specific examples that we’re really excited about ... There’s quantum-enhanced machine learning methods. This can help you crunch very large data sets where the data may be so much data looking for a signal in the noise. There’s kind of a needle in the haystack with the voluminous data that’s available today, places where the complexity of the problem is so high that traditional computers can’t solve those problems. This often happens where there’s a high degree of correlation between the variables that need to be computed, for example, in a network optimization problem, whether it’s the power grid or a fleet of autonomous vehicles or a portfolio optimization calculation, perhaps, in computational finance.

Jarrett Banks:

Great, great. Now, the potential here seems enormous. What kind of value creation are we talking about here? I mean, we’re obviously still in early days, but how should we think about the time horizon for realizing this opportunity?

Chad Rigetti:

So today, we believe there’s a market opportunity of around $400 to $600 million a year. Going out long term, McKinsey and BCG have both studied this market, and both have said that long term, this is likely to be a multi-hundred-billion-dollar-a-year opportunity, potentially getting close to $800 billion a year in market opportunity. It is an absolutely enormous TAM, an enormous market. It’s also an enormous opportunity to have a substantial impact on how the economy is structured with advanced computing technology as a core driver of economic development and prosperity. It’s a critical technology from a perspective of competition amongst nations. Technology sovereignty in the future is ultimately going to require quantum computing capabilities at the governmental level, and Rigetti is one of the key players driving and advancing this technology across those markets today.

Jarrett Banks:

Okay. Now, what are organizations able to do with quantum computing today?

Chad Rigetti:

Today, if you look at the industry phases we talked about, there’s going to be a potential close to a trillion-dollar market opportunity long term unlocked by quantum computing, just an enormous, enormous opportunity. The industry is unfolding in phases. Today, we’re in what we think of as the emerging quantum advantage era. Quantum advantage represents a really exciting inflection point where quantum computing capabilities for the first time start to provide end-user performance enhancements over and above what classical computing can deliver, where contemporary best-available classical computational results are able to deliver. And today, we’re in the pursuit of that critical inflection point. And for the first time over the past year, quantum computing capabilities have got to the threshold where they’re able to solve, encode, and represent practical problem instances, and that allows us then to broaden out the user community, the user base, the customer base to broader enterprises across public clouds, into the private sector and public sector to begin to pursue those specific applications, whether it’s in a derivative pricing application, a weather modeling application, because the technology is getting very close to this quantum edge milestone.

Jarrett Banks:

Right. And then Taryn, just turning to you for a second, even though it’s early, Rigetti is already generating revenue from early adopters.

Taryn Naidu:

Yeah, that’s right, and just by way of background, I’ve been an investor in Rigetti for the last eight years. And through many conversations with Chad over the years, he asked me to join the company around three years ago. And I joined around the time we were really transitioning from more of an R&D operation to needing to mature the operations but as well as build out the commercialization strategy. And around 2018, we really started to focus on building a foundation of a business. So in 2019, we had about $700,000 in overall revenue. That grew to $5.5 million in 2020, and we continue to grow that business. And expectations are to continue to grow that. We have both a long-term focus and a near-term focus here. In the long term, what we’re building is quantum computing as a service, right, where we’re selling access to our quantum computers delivered over the cloud, and we’ve been growing that business since a couple years ago, operating our quantum cloud service since 2017.

In the near term, we’ve really been driving what we call development contracts, and these are contracts that are multi-year milestone-driven contracts, typically funded by the governments. But there’s a collaboration across both the public and private sector. Some of the contracts have been with DARPA, the Department of Defense. We are standing up the first quantum computer in the UK through a program called Innovate UK. And very recently, we just engaged in a $3.1 million contract to develop fusion energy simulation for the US Department of Energy. So these contracts are very important to us in these early days outside of just the revenue footprint. First and foremost, I think that the revenue is great, but having these collaborations and getting access to these world-class experts is truly helping us accelerate our product development roadmap. And that’s something that’s very important to us being a startup.

And then next, if you kind of look at the broad QCaaS business that we’re growing here, these are foundational customers that are long-term purchasers of quantum computing as a service, right? The government makes up a significant amount, over half of the HPC market right now, so building these relationships with them early is going to lead to kind of fueling our long-term business. And as Chad mentioned, when we kind of think about this business-

And as Chad mentioned, when we kind of think about this business long term, the inflection points that are really going to accelerate the rate of growth of our revenue is when we emerge on the narrow quantum advantage and broad quantum advantage milestones. This is when we start getting quantum computers more into production workloads, and we think that’s really going to be the accelerant on revenue growth.

Jarrett Banks:

Fantastic. And Chad, back to you. Now, your company describes itself as a full stack quantum computing company. What are you making and how are you delivering it to your clients? And I think we have a little video here we’re going to show in the background.

Chad Rigetti:

So our core business model at Rigetti is quantum computing as a service. We’ve been operating quantum computers over the cloud, more or less continuously since 2017. More than four years of experience and developing capabilities in doing that. Using the cloud, we’re able to reach customers around the world within our core markets. And now to deliver that capability, to deliver the cloud services business model, we take a full stack strategy. Really the fountain head of innovation in quantum computing today, and the critical milestones that need to be achieved to unlock narrow and then broad quantum advantage hinge at the chip level. So Rigetti has a deep focus on developing quantum computing chips and systems from the chip out. We design and build our own chips in a captive semiconductor style foundry called Fab-1.

This was the first captive quantum foundry in the world when we announced it and started running wafers through the fab in 2017. This allows us to really iterate very fast through the engineering challenges between here and the next major milestones in the industry. We integrate the chips into quantum processors and we deliver access to those quantum computers by building the software compiler technology, algorithm technology and programming tools at the top end of the stack. And that also allows us then to support a broad ecosystem of third party development, software and development tools, ultimately leveraging the cloud to deliver the compute power to the end customer.

Jarrett Banks:

Great. Now there’s a lot going on here. You have to bring together many scientific and engineering disciplines. But it seems like it all hinges on the chip. Let’s talk more about competition here in a moment. But what is Rigetti doing that’s different than other quantum computing companies out there?

Chad Rigetti:

There are different approaches being taken to building the core building blocks of a quantum computer, the physical qubits themselves. Rigetti is a superconducting qubit technology company. We design and manufacture our chips using superconducting materials in a standard semiconductor silicon manufacturing process that allows us to really tap into a lot of the expertise and the established, very, very well established semiconductor supply chain, and leverage a lot of those tools, the capabilities, the workforce from the semi industry. There are other approaches being pursued across the industry. This is a huge market in a critically important technology, and so there’s always a degree of competition and alternative approaches being taken. Other approaches really focus on what you can think of as native or intrinsic quantum mechanical objects. In these cases, things like individual ionized atoms, or single photons, or neutral atoms in what are called optical lattices.

These technologies have some nice properties, but ultimately they are constrained by their ability to scale because they’re very hard to engineer. So these are natural, God-given materials and systems. And because of that, it’s not as easy as it is with superconductors to make the engineering trade offs needed to build a large scale, highly performant quantum computer. As a result of that superconducting technology, our core technology at Rigetti has really been scaling and improving much faster than competing technologies over the past decade. And today is really the most mature and leading technology in the industry. We believe that is absolutely going to continue going forward in core Rigetti technology. Our superconducting technology is going to be the long term dominant one in the industry.

Now, within the super conducting approach, the critical challenge to unlocking the power of quantum computing for the broad commercial market really is in scalability of these systems. We need to deliver more and more qubits with ever greater performance or lower error rates per qubit going forward. And that scalability has really been the critical challenge that has held the industry back. Over the past five or six years, Rigetti engineers have been working to develop what we believe is going to be a transformative solution to this problem. We’ve developed a way of building a multi-chip quantum processor. So we can build larger and larger quantum computers by leveraging our proprietary 3D integration technology and assembling them like Lego blocks at the chip level. So we’re able to deliver the next generation scalable technology at a much faster rate and much more capital efficiently than you’d be able to do with a monolithic single chip technology.

This multi-chip approach is something that I think is broadly acknowledged across the industry as being required, but Rigetti has identified that challenge. And the incredible engineering and innovative culture that we have within the company has already been able to solve and put in place that solution. Now, the world’s first multi-chip quantum processor, Aspen M, we recently announced just yesterday that it was moving into a private beta. This is just a really exciting advance for quantum computing, the ability to leverage a multi-chip solution to solve the scalability challenge going forward, and now coming into the commercial market.

Jarrett Banks:

Fantastic. And Taryn, back to you. As these systems continue to scale, there’s going to be a lot of interest in quantum computers. Can you explain more about your cloud computing model and how customers get access to your systems?

Taryn Naidu:

Yeah, sure. So as Chad mentioned, we’ve been operating Rigetti quantum cloud services, or QCS since 2017. We work with customers really in two different ways. So first and foremost, we have a direct business. This is customers that engage with us directly. Typically these are more power users across both the public and private sector, customers that have ongoing quantum needs or realize that there’s inefficiencies in their existing workloads today. So these are power users, really performance and customization are at the forefront of what their needs are. And so we’ll continue to do that. We anticipate growing that by tens of users a year, and ultimately servicing over 100 plus customers directly on that cloud business. Separately, we’ve been really focused on building out a network of distribution partners.

And this is really, how do we make it easy to inject quantum into existing workloads and really bring quantum where the customers are today? So we were a launch partner and we’ve been partnering with Amazon for the past two years on their AWS Braket service, where any Amazon customer can access our quantum computers today. We’ve been working with Oakridge National Labs to make our quantum computers available to government researchers and academics. Strangeworks is another great company that we’ve been working with that makes our computers available. And last week we just announced that early next year, our quantum computers are going to be available on Microsoft Azure. So as the business grows and we continue to mature the direct business, we now have our quantum computers that will be available on the two largest clouds in the world.

Jarrett Banks:

Great. Now those are certainly big names, Amazon and Microsoft. A great validation of the work that you guys are doing. But what are the economics of the quantum computing business? What do investors need to understand about your business model?

Taryn Naidu:

Right. So we’re bringing the vast power of quantum computing and combining it with a cloud delivery model. So this is creating a business model with lots of operating leverage. And as we scale each quantum computer and move through these generations, we expect that each quantum computer will be able to generate tens of millions of dollars per year. And now let’s just take a step back to the cloud and think about a small quantum data center. This quantum data center can house about 14 quantum computers is what we anticipate, and those 14 quantum computers can fit in the size of a basketball court. So if you compare that to supercomputers today, which in many cases an individual supercomputer is larger than a basketball court, that’s a lot of revenue being able to be fit into a very small footprint. And when you think about operating these machines, a supercomputer can run north of $3 million a year in electricity costs. We estimate that our 1,000 qubit machine will cost about $150,000 annually in electricity. So the footprint of these machines is small. Each one can generate tens of millions of dollars, and they’re incredibly efficient to run. This makes a very attractive business model for investors.

Jarrett Banks:

Okay. And Chad, what led Rigetti to decide now was the time to go public? I’m sure there were other financing options available.

Chad Rigetti:

We’re at a really exciting time in the quantum computing industry and in Rigetti’s development as an organization. The critical challenge that stands between the industry today and really unlocking the very long term, broad commercial market and that many hundred billion dollar a year revenue opportunity is really about the scalability of the technology. With the work that Rigetti has done over the past five years to solve the scalability challenge with our multi-chip solution in place, and now coming into the commercial market for the first time, we feel like now is really the time to accelerate our product development. The capital from this transaction is going to allow us to paralyze development of multiple generations of quantum computers all the way through our 1,000 Q and then 4,000 qubit systems anticipated in 2024 and 2026. These machines we anticipate are going to carry Rigetti through these inflection points of narrow and then broad quantum advantage and will unlock really the broad commercial market.

So when you look at long term, the opportunity is enormous, from a positive impact perspective, from building a lasting, and durable and great technology company, and from a TAM perspective, those are all the ambitions of Rigetti. We’re a very ambitious company. In the best possible way, we want to leave a very positive impact on the world. And as we’re doing that, we’re building an organization for the long term, and we’re also competing for major contracts with Fortune 50, Fortune 500 companies. And Rigetti as a public company, we believe is just going to be in an incredible position to land additional customer relationships, build these long term partnerships and truly bring quantum computing to the market, providing the capital structure for the first time to Rigetti to truly compete with major players in the industry. When we’ve got the technology, we’ve made so much progress on the technology and have solved the scalability challenge with multi-chip, we’re really excited about the timing of this and the opportunity to fully capitalize the balance sheet.

Jarrett Banks:

Great. Let’s hear from Michael again here. Michael, the SPAC market has faced its share of challenges this year. We cover a lot of SPACs here at IPO Edge. What does this transaction look like and why do you think Supernova II and Rigetti were able to get a merger agreement done?

Michael Clifton:

Yeah. Great. Well, I think taking the last part first, I think we were able to get a merger agreement done because there’s just tremendous synergy between what our team, as I mentioned before, sort of the three disciplines we have across the four partners of Supernova, very complimentary to what Rigetti brings and how we can help them. They obviously bring tremendous technical talent, tremendous business talent. We have other stuff that they haven’t had as recently, can help them around positioning the public markets, capital markets activities, M&A, those types of things. Now in terms of what the transaction looks like, it’s a $1.04 billion evaluation pre-money, Supernova II’s cash in trust is $345 million, and we have a fully committed $103 million pipe. The pipe investors, it’s a great list of investors from existing investors, like Bessemer, and In-Q-Tel, the CIA’s investment arm, to high-quality long only’s, like T-Rowe and Franklin Templeton.

And then some very savvy strategics, like Keysight and Ampere. It really is a pretty amazing opportunity to be investing at this juncture, and we feel like there’s tremendous upside here. And this sort of an asymmetric upside by us to the opportunity, obviously not without risk, but we do really like the risk reward profile here. And in terms of the downside, where they are in their life cycle of development, we do feel like there’s good protection there, that there’s tremendous intellectual property, functioning computers. There’s just a lot there that the pre-money valuation is supported by, again, with upside from there if and when the company meets its projections. We also do think this is a classic buy and hold. This is one of those things where it’s not really correlated with the market directly. It really is when there’s success in quantum computing, it’s going to be a very exciting opportunity kind of regardless of whatever the market does here over the next little bit.

So we do think it has been trading nicely. We think there’s great appetite for this kind of risk reward play and longer term opportunity. So again, we’re really excited about how everything came together and are super pleased to be partnering with Chad, Taryn and the team to bring Rigetti public.

Jarrett Banks:

Great. Reminders to the audience to keep those questions coming. Before I bring John back in to ask some of the audience questions, Chad, I just want to dive a little bit deeper into the competitive environment. Who else is making quantum computers? What approaches are they taking and how do you differentiate yourself?

Chad Rigetti:

The most common way to segment the competition and quantum computing today is really by the core technology approaches that are being taken by the various players. Rigetti, as I talked about, is a superconducting qubit technology player. We design and manufacture our own superconducting quantum processors within our captive foundry. That superconducting technology really does appear to be the long term winner in the space, the leading technology today by a relatively wide margin, and certainly improving and scaling faster than other approaches. Other approaches include trapped ions, photonics, neutral atom approaches. And there are many companies in all these spaces. As we said, this is a huge opportunity, huge market, and there’s going to be a lot of competition in these areas.

How we anticipate the industry unfolding is ultimately we believe superconducting technology is really going to be the long term mainstream technology. The CMOS of quantum computing, if you will, is what we expect to happen. Other approaches are very likely to lead to successful outcomes and successful businesses, but are more likely to play a niche role within the broader market or a supporting role to the kind of lead role the superconducting technology will play. Now within superconducting, one of the reasons it’s really the leading technology and has been improving faster is because of the intrinsic engineerability of this technology relative to other approaches. Superconducting qubits can be engineered at the design-

Other approaches. Superconducting qubits can be engineered at the design stage. They can be manufactured lithographically at scale to deliver the scaled chips and systems that are needed to reach the broad commercial market. Rigetti’s particular approach is focused on that chip level technology differentiation first and foremost. So we have solved the scalability challenge with our multi-chip solution. That is covered by more than 20 patents, it’s a deeply patented and we believe, highly defensible approach in technology at the chip level.

Because we have a full stack strategy, we have a dedicated fab capability within Rigetti, here in the Bay Area. We own the means of production of this, what we believe to be a transformative advance in quantum chip technology. We own the means of production within our own fab. Now finally, because Rigetti is a pure play, because we’re a vertically integrated business, from the chip all the way through customer delivery of quantum solutions over the cloud, we have the ability in an unfettered way, to partner across the entire industry of advanced computing. Whether that’s with major chip makers, with the big public clouds, with high performance computing operators, who today are running some of the workloads that quantum is going to disrupt.

We have the ability to build that business specifically to be the market leader in quantum computing, which is our ambition. And we are really excited about that opportunity going forward.

Jarrett Banks:

And just as a follow up, what about competition outside of quantum computing? Are you going to be going up against companies like NVIDIA or are there other companies of that level? Is quantum computing a market grower, or will you be taking market share?

Chad Rigetti:

We think of it first and foremost as growing the market for computing. And the long term market opportunity is expected to be a multiple of the current high performance computing plus cloud hardware markets put together. And the reason for that is quantum is going to solve new kinds of problems that are today, out of reach of classical computers. Rigetti is a pioneering company, we are a lead innovator in this industry and we have been for eight plus years.

One of the critical innovations that Rigetti has introduced to the market is the notion of hybrid quantum classical computing. Rigetti engineers invented and developed much of this core hybrid quantum classical technology in the early stages of Rigetti. And we’ve got deep IP protection around some of those core concepts.

Now hybrid quantum classical computing allows quantum computers to solve problems in tandem with advanced computing today, whether that’s delivered co-located or over the cloud, over public cloud, or through an HPC system. That ability to solve problems in tandem with classical computing actually allows quantum to address the specific computational bottlenecks to which it’s best suited.

And by so doing, that kind of inserting quantum into a computational pipeline versus just solving problems, de novo and independent of classical computing is a substantial accelerator that has now become the predominant or almost exclusive way by which quantum computing is being applied in the market today. And it’s a core innovation that Rigetti introduced to the market a long time ago. Now, what that means is if you’re NVIDIA or one of the big classical chip companies, most importantly, quantum is going to actually drive some of your own product roadmap going forward. This is going to grow the market for computing, and there’s also substantial partnership opportunities between those big classical chip companies and quantum players like Rigetti going forward.

Jarrett Banks:

Okay. I’m going to bring John back into the conversation and he’s going to take some questions from the audience, take it away, John.

John Jannarone:

All right. Thanks a lot, Jarret. Well, I’m very happy to see lots and lots of questions here. One that I would like to ask before we get into those, and I’ll probably put this to Taryn and Chad is what you’re doing is changing the world. It’s very exciting, perhaps almost as exciting as the financial implication of you succeeding. And if I look at these revenue projections, I also see some tremendous operating leverage. Can you just dig a little bit more into the model and what thinking went into those projections that you can check out in the investor deck?

Taryn Naidu:

Yeah, sure. So I think again at the highest level, the long term business model here is quantum computing as a service. And right now we’ve been live over the last couple years with a 32 qubit machine. And that’s been charged out at $2,400 an hour. We just recently announced our 40 qubit machine. And as we build out more and more generations of these machines, we’re going to continue to scale kind of what goes into production. And so it’s a kind of bottoms up model based off of the power of the machines in market. And really the accelerations and the growth, as I mentioned before, are really going to be achieving the narrow quantum advantage and broad quantum advantage milestones.

On top of that, we’re going to continue to advance our relationships with the government and other different funding mechanisms to continue to grow that footprint. And if I step back to 2020, when we did about $5.5 million in revenue, 40% of that was quantum computing as a service and about 60% of that was the development contracts. And as we continue to mature, we expect that the lions share will transition more to QCaaS over time.

John Jannarone:

All right, great. Chad unless you have anything to add to that, I want to ask you a question about your decision to go it alone. Chad, of course, was at IBM for a long time where he did a lot of development that led to what he’s done now. So Chad, tell me why is it better to do this independently rather than having the support of a giant organization behind you like that?

Chad Rigetti:

That question deserves both a personal and kind of a professional answer, if you will. On the personal side, building this company is the most fun you can have. Leading an organization like Rigetti that has the opportunity to, I believe, to be the next Intel, to be the next long term dominant company in the advanced computing space, for example, or the next NVIDIA. That’s the kind of opportunity that you can’t pass up. And that’s really the primary personal motivator, I think, is just an opportunity to leave an incredible positive impact on the world. From the strategic perspective, if you will, quantum computing is such an important technology that I believe the opportunity to build a vertically integrated business that is specifically and purpose built to solve the specific challenges related to that, bringing that technology to the broad commercial market, all the way from designing and manufacturing, advanced, scalable performant chips through the go to market challenges and customer education and developing a sales force, all of those challenges. Being able to develop them de novo, it’s sometimes a harder path, but once you’re there, you have this incredible defensibility and leverage within your business because it is purpose built to solve that challenge and to build that particular business at that time. There’s no innovator’s dilemma, we don’t have an existing public cloud business that we’re using our quantum to accelerate. We don’t have an existing server business that we’re worried about atrophying by bringing quantum to market. We have a pure focus on bringing quantum computing to the broad commercial market. And I believe that is a compelling, long term strategic advantage. And putting those two things together, I certainly just couldn’t pass up the opportunity.

John Jannarone:

All right. Great. A couple of questions about the technology itself here, probably for Chad. There’s one here. Someone’s asking about how quantum computers interact with classical binary based computers to solve problems? Are you doing anything unique here Chad?

Chad Rigetti:

We are. In fact, Rigetti has developed some of the basic technology that allows quantum computers and traditional binary computers to solve problems in conjunction with one another, or to work in tandem. One of the ways in which we’ve done that is by developing the first and one of the leading quantum instruction languages, that allows at the instruction set level, instructions to be executed on classical computers and quantum computers in cohort or in conjunction at the same time. That is a critical abstraction that’s needed to really unlock the power of quantum classical hybrid computing. And the way that those systems then interact is at the disposal of the engineer or of the programmer to be able to put quantum and classical on the same footing. It was a big advance in the industry a few years ago that we brought to market.

John Jannarone:

Great. All right. So some more from the audience here, this is a good one that I hadn’t thought of, but it makes a lot of sense. Miguel is asking, in terms of generalized use to quantum computing in the industry, do you see any challenges in terms of having specialized engineers and developers to interact with the new systems?

Chad Rigetti:

So first and foremost, the talent within Rigetti is extraordinary. We have an absolutely amazing technical and business team within Rigetti. There’s incredible depth within the organization and the achievements of the organization over the past eight years kind speak to the quality of that organization and team. Within quantum the talent is an incredibly important aspect of competition within the industry and is a really important aspect of a successful model going forward. Rigetti has a unique approach because we have a lot of really senior and experienced quantum computing engineers or quantum computing physicists, but we also blend that with operating experience from the semiconductor industry, for example, from the fab industry, as well as from cloud software, cloud architecture, and algorithms and applications of the machine, for example, machine learning researchers, putting all those together under one roof creates a really exciting environment for the engineering teams and for the organization. Where we’re just continually able to push the boundaries across all these different fronts.

John Jannarone:

All right, great. There’s a question here, Chad. I think you can help out on this one too. It’s a question about fidelity and a path forward to lower error rates. What’s your approach there?

Chad Rigetti:

So error rates are a really important consideration when looking at the performance of a quantum computer. It’s about more than just the number of qubits you’re able to deliver. In fact, the three critical parameters are, how many qubits? How large is the system? How large of a problem can it encode and represent? How fast it runs? Speed is really important in all forms of computing. And it’s also especially important in quantum computing. And then fidelity, or kind of reliability of the computational results. We’ve been able to improve the fidelities. Our initial generation, in 2017, we had error rates over 15%. Today we’re in the 3% to 4% range for two qubit gate fidelities. And those are coming down generation over generation driven by improvements in design, in manufacturing, in control of these systems through a more advanced control systems and methods.

All those are ongoing innovations and engineering delivery within the organization. Now what’s most important is being able to deliver scale of the system because there’s a approach called quantum error correction, that ultimately allows you to trade off many, many physical qubits for a smaller number of effective or logical qubits. And so what’s needed ultimately, is get to around the 1% or maybe half a percent error rate level. And we’ve made really good progress towards that and anticipate getting there within the next few years. And at that point, you can then trade off scale for further exponential reductions in error rate, ultimately arriving long term towards truly fault tolerant quantum computers. That’s the path that we’re on. Our multi-chip scalable chip solution is a big component of that strategy. That’s going to allow us to deliver the scale needed to really run those error correction routines.

John Jannarone:

Great. Now Chad, I don’t want you to spend too much time talking about the competition, but someone asks, how do you view IonQ? If you look at the investor deck, I think there’s some explanation of this, but are you going for the same customers? How are you positioned differently?

Chad Rigetti:

At a high level, IonQ is building a fundamentally different computing technology. Their ion trap technology has different strengths, different challenges to be overcome. The most important one is that the superconducting technology is simply more mature and has already reached a much larger scale than the ion trap technology. And so there are fundamental challenges to be overcome with the ion trap technology.

Now that said, we are believers in, I am a fundamental believer in these quantum computing technologies. I believe they’re all going to lead to very successful businesses and outcomes. The market is so large and the technology can be so transformative. But ultimately IonQ and the core technology of ion traps, we believe is simply going to be competing for a smaller fraction of the overall TAM than the core superconducting technology that Rigetti is building.

John Jannarone:

All right, great. Question here from Keith, do you measure performance in any other way besides number of qubits? And what size computer will represent a tipping point in market use?

Chad Rigetti:

We believe that between a few hundred and a thousand physical qubits with error rates on the order of a percent, or thereabouts, right? It could be half a percent or 2%. Thereabouts. Is going to lead to that tipping point. And that tipping point is really narrow quantum advantage. We have seen within the last year, with our 32 Qubit systems, that we’ve been able to for the first time, really encode and represent practical problems. One example is a weather modeling problem that we’re able to solve in conjunction with a customer within the US Air Force. We’re able to solve practical problems now, even at the 32 qubit level. With our 80 qubit systems, or Aspen-M processor introduced yesterday in a private beta, that technology again, takes a big leap forward in the size of the machines and the size of the problems we’re able to represent, therefore, getting closer to those kind of that those tipping point problem sets. So between a hundred and a thousand qubits, we expect to kind of hit that narrow quantum advantage and that to really be the tipping point.

There are other metrics. The first part of the question, John, there are other metrics for sure, besides the number of qubits that matter. Absolutely the speed of the machines is critical. Ultimately the time to solution is one of the most important metrics for any computing technology, and superconducting qubit machines and Rigetti specifically, are very, very fast. So these are very fast machines and the other really being the fidelity or the kind of error rates within the logic operations in the machine.

John Jannarone:

Great. Question here from Don about your manufacturing capacity, will your plant be able to keep up with your potential Blue Sky growth plan?

Chad Rigetti:

Fantastic question. What’s interesting about our business model is our fab does not need to produce tens of thousands or millions of chips a year. It’s not a traditional semi play where getting to a million chips is a kind of a market inflection point. And in fact, our projections require 14 production quantum computers, each producing on average, $40 million in revenue per year in 2026. Those 14 production systems, that’s 14 integrated quantum processors, that’s 14 QPUs.

And so the fab is built today. We need to continue to make ongoing incremental investments in the capability to ensure that Rigetti Fab-1 stays at the very cutting edge, the bleeding edge of quantum computing technology. And we are actively doing that. Some of the proceeds from the transaction will absolutely go into ongoing investments in our fab. Fab-1 itself will absolutely support the business model going forward. And post 2025, 2026, there are going to be opportunities for additional investments to drive Rigetti, pioneering leadership into the future, through the fab as well.

John Jannarone:

All right, great. This is a good one here from Brendan. What kind of computational problems...

This is a good one here from Brendan. What kind of computational problems uniquely suited to quantum computers are nearest to revenue for Rigetti?

Chad Rigetti:

I can take that. Look, I think that the challenges that are closest to really seeing commercial maturity are likely to relate to quantum machine learning. So quantum machine learning is a method where quantum computing capabilities are leveraged within an existing machine learning pipeline. There are intrinsic similarities between machine learning approaches and quantum computing.

Both leverage a statistical model of computing. They’re not necessarily purely deterministic in nature. And the kind of marriage between quantum computing capabilities and advanced AI and ML methods apply to very large data problems or problems where there’s highly correlated data has made tremendous progress in the last few years. We believe there’s going to be opportunities in weather modeling, in computational finance, whether it’s asset pricing, derivative pricing, portfolio optimization, fraud detection, really looking for the kind of the fraudulent transaction out of many millions with a very large signal of different possible feature vectors. We believe there’s going to be substantial applications in the financial sector using core machine learning in the near term.

John Jannarone:

All right, great. Another one here from Don. He’s asking about IP protection, strength and duration. Can you talk a little bit about that? There might be something in the deck about the patents, but maybe you can explain it.

Chad Rigetti:

We’ve built what we believe is just a really, really strong IP portfolio. So Rigetti entered the space in 2013 and at that time there were absolutely green field opportunities with respect to intellectual property and quantum computing. We’ve had a strong focus on IP since day one. We’ve invented and patented many of the innovations and pioneering technology advances that are needed to bring quantum computing to the broad commercial market.

Just yesterday we celebrated the issuance of our 50th US patent, a really great achievement, and obviously patents take time to work through the pipeline. There’s many more. We have strong IP at all layers of the stack, and I believe we’re going to be in a very strong position from that regard going forward now and in the long term future.

John Jannarone:

This is an interesting question. Keith’s pointing out there’s a great list of current use cases for quantum computers. Can you talk about the companies that are already paying for some of these uses right now? I mean, you can look in the presentation slide and see revenue inching up quite quickly, but let’s talk about the earliest customers a bit.

Chad Rigetti:

Yeah. You want to send that one to Taryn?

John Jannarone:

Taryn?

Taryn Naidu:

Sure. Yeah. So we’ve seen, there’s a lot of companies that have been advancing. I think Chad mentioned in the financial industry, in life sciences, we have a partnership with Standard Charter, which has been great for us. We just announced yesterday, a collaboration with Deloitte to really explore early applications across material simulation optimization, as well as machine learning. So as Chad mentioned again, the financial institutions, the Goldman Sachs has announced and has a staffed up team. We’ve seen a lot more emergence out of the life sciences companies as well.

John Jannarone:

All right, great. This is a straightforward one, and I know you can’t be too precise, but what’s the anticipated close date for the merger?

Taryn Naidu:

So we filed the initial S-4 in early November and we continue to make progress through that. Obviously the SEC isn’t that predictable, but we’re anticipating some time in early to mid next year.

John Jannarone:

All right, great. We’ve talked about a lot of the private sector potential opportunities to use quantum computing. We haven’t talked about government. Is there some potential there? Maybe that’s good for Taryn too.

Taryn Naidu:

Yeah, sure. So, as I mentioned, government has been a huge part of our kind of early success, and they’ve been a foundation of the business that we’ve grown. Government is really at the forefront of helping to advance quantum computing as a whole, and so one way to look at it is outside of just the partnerships that we’ve gained over the last number of years, there’s been an increase in funding in quantum, here in the US as well as internationally.

So we’ve started to see our agreement with the UK to put the first quantum computer up in the UK, but the UK government is increasingly funding quantum computing. We’ve seen France, Germany, Singapore, all really starting to advance it. And so not only are they advancing the funding, they’re coming up with programs to really increase the talent and increase the innovation. So government is always going to be that leading indicator of where an industry is, and to see that increase in funding is tremendously exciting for us.

Chad Rigetti:

Yeah. And Rigetti has anchor contracts with the major government entities within the United States that leverage and apply advanced computing for their stakeholders. We have a major contract with the department of energy where Rigetti is the lead industrial partner on one of five United States national quantum initiative centers.

We have multi-year, multi-million dollar contracts also administered through the department of energy with Lawrence Livermore National Lab, where Rigetti quantum computers are being used to study and design next generation nuclear fusion reactors for unlocking limitless, clean energy from the same reactions that power of the sun.

We’ve got multiple contracts with, with the United States Air Force and with DARPA as well. And so we really view a strong symbiotic relationship with key government entities that are investing in the future of quantum computing and leveraging and applying it to solve some of their most important challenges today and in the near future.

John Jannarone:

All right. Great. One that just popped in here a minute ago for either Taryn or Chad. You said that ion traps will compete for a smaller part of the TAM and superconducting. What part of the TAM can superconducting address that ion traps can’t and why is that?

Chad Rigetti:

One of the key areas where we anticipate superconducting technology really having a lead and very strong advantage is in use cases where speed is critical to the end user. The properties and the characteristics of our machines allows them to operate between a hundred and maybe even a little larger factor, about a hundred times faster for executing the programs that are needed to carry out a quantum computation. Now that speed advantage is based on intrinsic scientific and technical factors that relate to the core qubit technology. And we believe this going to be very, very hard for the ion trap technology to close that gap. And so not every problem is truly about speed, but many use cases have a strong component of speed. For example, a bank may be happy to let a risk calculation run overnight and to adjust positions in the morning, but you’re not going to let it run a hundred times overnight. You’re not going to wait two months to run that risk calculation, which is what it may take on a technology that’s about a hundred times slower. And so for those kinds of applications, and we believe that a large fraction of the market is going to care about speed. Computing is driven by speed. It’s one of the key factors, the speed of Rigetti quantum computers we believe is going to give us a long term advantage to address a larger fraction of the market.

John Jannarone:

All right, great. Another one. You mentioned three critical elements, qubit, speed, and fidelity. What about coherence time? How important is that and how does it stack up with other approaches?

Chad Rigetti:

Coherence time is a critically important metric. However, it enters into those other three. So coherence time or a finite coherence time, as all qubits have, can be a source of error, but it gets rolled into your error model and ultimately is one of the line items that contributes to an overall error model. So when looking at minimizing error, one needs to minimize the decoherent contribution to the error, but is independently not a critical factor independent of those other factors and its influence on the error.

John Jannarone:

All right, great. I wanted ask a question about supply chain. So lots of times in the news recently you hear about big issues affecting other chip manufacturers. Is there any such impact on your company? And also, you’ve decided to do all this manufacturing in-house rather than design it and outsource it, so can you talk us through that a little bit?

Chad Rigetti:

So the vertically integrated model that Rigetti has designing and manufacturing our own chips within our fab one capability. When you look at the dynamics in the industry today, and the kind of technology sovereignty considerations with respect to the semiconductor supply chain, the critical nature of some of this infrastructure for semiconductor manufacturing, given the chip shortage around the world, I believe that the vertically integrated model where we’re manufacturing our own chips here in the US is a critical component of our long-term strategy and gives us a really strong differentiation within the broader quantum computing industry.

With respect to the supply chain woes that have impacted the economy we haven’t directly been impacted. We have seen, as I think everyone has some degree of slow down in shipments and availability of core components, it has not impacted our timeline thus far, and we’re closely monitoring it, but we don’t anticipate to have a substantial impact from what’s going on in the supply chain and one of the big reasons is because we do own the means of production of our own chips within our captive fab here in Silicon Valley.

John Jannarone:

All right, great. We’re running out of time here, Chad, but I want to ask you something, if you could reflect a bit on your own experience in this nascent industry. You’ve been there since the very beginning. What surprised you over the last decade about how things shook out and where do you see things going and what should we not be surprised to see?

Chad Rigetti:

It’s a fantastic question. The thing that has surprised me the most about the industry, I think is just how quickly it has all developed within the past five years. So when I started Rigetti in 2013, we were a strong contrarian play. It was not widely believed that quantum computing was possible at a commercial scale and it was an opportunity to leverage that what I believed to be an information asymmetry. I believed very strongly that it was, and I believed that what has happened would unfold ultimately. And now going forward. I don’t think we should be surprised by the continuing development of the quantum computing industry at this breakneck speed. So things are going to continue to accelerate. The roadmap to quantum advantage, the large-scale system delivery, all these things are going to happen. There continues to be questions about when exactly we’re going to get to quantum advantage, and that is what the industry needs to stay focused on.

Chad Rigetti:

But with the evolving maturity of the major players in the industry, inclusive of Rigetti and the big step for us in delivering our 80 qubit processor, our multi-chip technology and solving the scalability challenge, we believe that there’s going to be a degree of predictability coming into the industry going forward, and that things are going to continue to develop at a really, really exciting pace. And I think you’ll start to see an adoption of quantum computing. You’re going to start to see people talk about it at the executive and board level within fortune 50 companies, because organizations need a quantum strategy to future proof their core business and we believe Rigetti is going to be a very big part of that.

John Jannarone:

Well, all right, Chad, I think it’s a perfect place to leave it. This was really, really exciting, and I was happy to have all three of you with us today. Michael, Taryn, and Chad, thank you so much. Thank you, everyone who listened in, especially those of you who asked questions. I’m going to pass along all those questions to these three gentlemen, so they can take a look at them in case you felt like yours wasn’t answered. Hopefully they can get back to you. And thank you of course, to my co-host Jarrett Banks. Everyone, thanks for everything and have a great afternoon.

Chad Rigetti:

Thank you.

* * *

Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) has filed a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

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Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

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This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

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Certain statements in this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the Business Combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration on Form S-4 and proxy statement/prospectus discussed above and other documents filed with Supernova from time to time with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.